Commission File Number 001-31914

Exhibit 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on April 26, 2018 at the conference room located at A18 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 9, 2018. All of the five supervisors of the Company attended the Meeting. Miao Ping, Chairperson of the Supervisory Board, Shi Xiangming, Luo Zhaohui, Wang Cuifei and Song Ping, supervisors of the Company, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Supervisory Board of the Company.

The Meeting was presided over by Chairperson Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2018

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2018 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2018 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on the Evaluation Report for the Year of 2017 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on the Corporate Governance Report of the Company for the Year of 2017

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2017

Voting result: 5 for, 0 against, with no abstention

5.	The Proposal on the Working Plan with regard to Internal Control of the Company for the Year of 2018

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 26, 2018